FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date April 8, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

1102706

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

April 8, 2002 CDNX SYMBOL: IMR

NEWS RELEASE

IMA Completes $800,000 Offering

IMA Exploration Inc. is pleased to announce that the Company has completed the $800,000 financing, by way of a short form offering document comprising of 1,777,778 units at a price of $0.45 per unit. Each unit consists of one common share and one common share purchase warrant. Two warrants entitle the holder to purchase one common share for 12 months at $0.45 per share for the first three months and at $0.54 for the next 9 months. This offering is scheduled to close on April 9, 2002 and the shares will be issued at that time. The offering was led by Canaccord Capital Corporation who placed 85 per cent of the offering. The remaining 15 percent was placed by Bolder Investment Partners Limited. A cash commission of 8 per cent and broker warrants that will entitle the agents to subscribe for 355,556 common shares for a period of 12 months at $0.45 per share for the first three months and at $0.54 for the remaining nine months. Since the offering was oversubscribed the placees had to be pro-rated with respect to the number of units sold.

The proceeds from this financing will be used for further exploration, property payments and for general working capital.

IMA Exploration Inc. continues to seek new exploration opportunities through its extensive contact base to add to its strategic land position, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"William Lee"

Mr. William Lee, Chief Financial Officer

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

Cautionary Note to US Investors:This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2002 Number 5

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL , 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date April 8, 2002

By /s/ William Lee
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

April 8, 2002 CDNX SYMBOL: IMR

NEWS RELEASE

IMA Completes $800,000 Offering

IMA Exploration Inc. is pleased to announce that the Company has completed the $800,000 financing, by way of a short form offering document comprising of 1,777,778 units at a price of $0.45 per unit. Each unit consists of one common share and one common share purchase warrant. Two warrants entitle the holder to purchase one common share for 12 months at $0.45 per share for the first three months and at $0.54 for the next 9 months. This offering is scheduled to close on April 9, 2002 and the shares will be issued at that time. The offering was led by Canaccord Capital Corporation who placed 85 per cent of the offering. The remaining 15 percent was placed by Bolder Investment Partners Limited. A cash commission of 8 per cent and broker warrants that will entitle the agents to subscribe for 355,556 common shares for a period of 12 months at $0.45 per share for the first three months and at $0.54 for the remaining nine months. Since the offering was oversubscribed the placees had to be pro-rated with respect to the number of units sold.

The proceeds from this financing will be used for further exploration, property payments and for general working capital.

IMA Exploration Inc. continues to seek new exploration opportunities through its extensive contact base to add to its strategic land position, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"William Lee"

Mr. William Lee, Chief Financial Officer

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.